NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

March 30, 2022

Patrick Faller

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Water Technologies International, Inc.

Offering Statement on Form 1-A

Filed March 2, 2022

Commission File No. 024-11817

Dear Mr. Faller:

This is in response to the letter of comment of the Staff dated March 15, 2022, relating to the captioned Offering Statement on Form 1-A of Water Technologies International, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Offering Statement of Form 1-A

Our Business, page 17

1.	Please disclose all material terms of your agreement with Terra Sustainable Technologies, Inc., including its duration and any termination provisions, and file a copy of this agreement as an exhibit to your offering statement or tell us why this is not required. Refer to Item 17 of Part III of Form 1-A.

Please be advised that, in response to such comment, the subject disclosure has been revised to include information regarding the Company’s agreement with Terra Sustainable Technologies, Inc. Also, a copy of the subject agreement has been filed as Exhibit 6.3.

Management's Discussion and Analysis of Financial Condition and Results of

Operations Financial Condition, Liquidity and Capital Resources, page 21

2.	We note your disclosure that your current cash position is adequate to maintain your present level of operations through, at minimum, the second quarter of 2022. Please expand your discussion to address all external sources of liquidity to the extent material. In that regard, we note your statement of cash flows for the nine months ended September 30, 2021, shows that you received proceeds from bank loans in addition to proceeds from convertible notes. Discuss how these financing arrangements affect your long and short term liquidity. Refer to Item 9(b) of Form 1-A and revise or advise as appropriate. Please also advise whether the OriginClear Note was paid off subsequent to September 30, 2021, and revise your disclosure accordingly. Finally, please confirm that the note payable to Greentree Financial Group disclosed here is the "LOC Note" referred to on page F-16 and update your disclosure to reflect that a Fourth Addendum was entered into on June 4, 2021.

Please be advised that, in response to such comment, the subject disclosure has been revised.

Executive Compensation, page 22

3.	Please disclose your director and executive compensation as of your last completed fiscal year. Refer to Item 11 of Form 1-A.

Please be advised that, in response to such comment, the subject disclosure has been revised.

Security Ownership of Certain Beneficial Owners and Management, page 23

4.	Please reconcile the disclosure in your beneficial ownership table showing that Educational Group LLC owns 100% of your common stock before and after the offering with the disclosure that your officers and directors will collectively own 21.14% of your common stock after the offering. Please advise or revise.

Please be advised that the scrivener’s error with respect to the ownership percentage of Educational Group LLC has been revised.

Exhibits

5.	We note that Section 6 of the Subscription Agreement includes an exclusive forum provision and a jury trial waiver provision for certain claims against you. Please add risk factor disclosure regarding the two provisions and address, without limitation, how these provisions may impact shareholder rights. Clarify whether the provisions apply to claims under the federal securities laws, both in your disclosure and in the Subscription Agreement. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Please be advised that Section 6 of the Subscription Agreement, to the effect that no risk factor disclosure would be warranted.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Water Technologies International, Inc.